RELEVANT FACT

COMPANHIA SIDERÚRGICA NACIONAL, a business corporation, with headquarters at Rua Lauro Müller, 116, room 3702, in the City of Rio de Janeiro/RJ, enrolled at CNPJ under number 33.042.730/0001-04, hereby notifies that the Company Shareholders, gathered in Regular and Special Meetings jointly held on this date, approved the Reassessment Report prepared by the company CONSULT – Consultoria, Engenharia e Avaliações that assigns to the lands, buildings, machinery, equipment, facilities of operational units of Volta Redonda, Casa de Pedra and Arcos, to the deposits of Iron Ore Mine called Casa de Pedra, and the Company operational support real estate properties, the total value of Ten billion, four hundred and ninety three million, seven hundred and seventy seven thousand, three hundred and sixty nine reais and ninety cents (R$10,493,777,369.90), and thus authorized the recognition of the new assessment value in the Company equity accounts as of April 29, 2003, so that the total value of said assets was altered from Six billion, four hundred and twenty five million, two hundred and eighteen thousand, two hundred and sixteen reais and sixty nine cents (R$6,425,218,216.69) to Ten billion, four hundred and ninety three million, seven hundred and seventy seven thousand, three hundred and sixty nine reais and ninety cents (R$10,493,777,369.90). Therefore it was authorized that the portion of reassessment reserve annually made should be added to the net profit as of (including) the year 2003 for purposes of basis of calculation of dividend.

Rio de Janeiro, April 29, 2003.

Antonio Mary Ulrich
Executive Officer – Investors’ Relations